SEC 06005309 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First MidAmerica Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3916 Sherman Avenue
(No. and Street)

St. Joseph,	Missouri	64506-3648
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Hemke (816) 387-4400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name - if *individual, state last, first, middle name)*

2301 Village Drive	St. Joseph,	Missouri	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Hemke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First MidAmerica Investment Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

APRIL D. BALDWIN
My Commission Expires August 8, 2006
Buchanan County
NOTARY PUBLIC NOTARY SEAL
STATE OF MISSOURI

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
First MidAmerica Investment Corporation
St. Joseph, Missouri

We have audited the accompanying statements of financial condition of First MidAmerica Investment Corporation as of December 31, 2005 and 2004, and the related statements of income, stockholders' equity, and cash flows for the twelve months ended December 31, 2005 and the thirteen months ended December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First MidAmerica Investment Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the twelve months ended December 31, 2005 and the thirteen months ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

St. Joseph, Missouri
February 20, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable:		
Trade	$ 9,092	$ --
Officer	2,761	--
Accrued commissions and payroll	251,591	98,104
Short-term line-of-credit	59,633	--
Current obligations under capital leases	35,348	9,441
Current portion of long-term debt	13,043	--
Total current liabilities	371,468	107,545
LONG-TERM LIABILITIES		
Long-term debt - less current maturities above	44,813	--
Obligations under capital leases - less current maturities above	47,468	8,524
Total long-term liabilities	92,281	8,524
TOTAL LIABILITIES	463,749	116,069
STOCKHOLDERS' EQUITY		
Common stock	28,085	15,000
Additional paid-in capital	546,745	95,080
Retained earnings (deficit)	(303,691)	60,175
Total stockholders' equity	271,139	170,255
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 734,888	$ 286,324

These financial statements should be read only in connection
with the accompanying summary of significant accounting policies
and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF INCOME
For the Twelve Months Ended December 31, 2005
and the Thirteen Months Ended December 31, 2004

	2005	2004
REVENUES		
Commissions	$3,066,444	$1,470,002
Dividends	--	90
Interest	1,235	266
Net realized loss on securities	--	(25)
Other income	7,356	1,437
Total revenues	3,075,035	1,471,770
OPERATING EXPENSES		
Compensation of officers	12,836	105,500
Employee costs	2,422,724	918,396
Occupancy	377,210	191,472
Regulation	81,318	47,058
Professional and consulting fees	161,087	105,153
Office administration	86,907	19,800
Insurance	135,013	38,000
Advertising and promotion	10,784	38,000
Depreciation	31,083	22,127
Travel and entertainment	92,619	51,201
Miscellaneous expenses	4,810	9,130
Interest	22,510	1,608
Total operating expenses	3,438,901	1,515,185
NET LOSS	$ (363,866)	$ (43,415)

These financial statements should be read only in connection
with the accompanying summary of significant accounting policies
and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Twelve Months Ended December 31, 2005
and the Thirteen Months Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCES, NOVEMBER 30, 2003	15,000	55,080	108,590	178,670
Capital contribution	--	40,000	--	40,000
Distribution from Sub-Chapter S earnings	--	--	(5,000)	(5,000)
2004 net loss	--	--	(43,415)	(43,415)
BALANCES, DECEMBER 31, 2004	15,000	95,080	60,175	170,255
Capital contribution	--	135,000	--	135,000
Sale of 11,385 shares	11,835	316,665	--	328,500
Gift of 1,250 shares	1,250	--	--	1,250
2005 net loss	--	--	(363,866)	(363,866)
BALANCES, DECEMBER 31, 2005	$ 28,085	$ 546,745	$ (303,691)	$ 271,139

Common stock carries a $1 per share par value, with 30,000 shares authorized and 28,085 shares issued and outstanding at December 31, 2005 and 15,000 shares issued and outstanding at December 31, 2004. All shares of common stock are issued pursuant to a restrictive shareholders agreement that limits, amongst other provisions, the transferability of the shares and guarantees the Company, or at its election other shareholders, the ability to repurchase the shares at an annually agreed-upon value. That value at December 31, 2005 is $1 per share.

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Twelve Months Ended December 31, 2005
and the Thirteen Months Ended December 31, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (363,866)	$ (43,415)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	31,083	22,127
Net realized loss on securities	--	25
Effect of changes in operating assets and liabilities:		
Restricted deposits with clearing organization	(24,988)	(1,012)
Receivable from clearing organization	14,477	(9,467)
Receivable from outside vendors	(102,392)	--
Receivable from officer	5,776	--
Prepaid expenses	(62,659)	16,727
Income tax deposit	5,481	7,321
Other assets	6,375	(6,375)
Accounts payable - trade	9,092	(597)
Accounts payable - officer	2,761	--
Accrued commissions and payroll	153,487	98,104
Net cash provided by (used in) operating activities	(325,373)	83,438
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(21,667)	(22,993)
Proceeds from sale of securities	--	7,075
Net cash used in investing activities	(21,667)	(15,918)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution from Sub-Chapter S earnings	--	(5,000)
Proceeds from long-term debt	50,150	--
Principal payments on long-term debt	(5,944)	(123,042)
Proceeds from line-of-credit	65,660	--
Principal payments on line-of-credit	(6,027)	--
Principal payments on capital lease obligations	(23,240)	(3,614)
Proceeds from additional paid-in capital	451,665	40,000
Proceeds from sale of shares	11,835	--
Net cash provided by (used in) financing activities	544,099	(91,656)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	197,059	(24,136)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,601	25,737
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 198,660	$ 1,601

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004

First MidAmerica Investment Corporation was formed on January 20, 1999 in the state of Missouri and operates as an originating broker registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), the Securities Industry Association (SIA), and the Securities Investor Protection Corporation (SIPC). The Company was capitalized in 2000, however its registrations were finalized and brokerage operations began in March 2001. The Company utilizes a single clearing broker to transact all market activity. This clearing broker is responsible for the flow of all customer funds and securities. The Company receives a commission from the clearing broker for originating these transactions. The Company's customers are primarily higher income individuals located within the Midwestern, Eastern, Southern and Southwestern regions of the United States.

The Company opened branch offices in December 2002 in Milwaukee, Wisconsin; in April 2003 in Vernon Hills, Illinois; in August 2004 in St. Louis Park, Minnesota; in January 2005 in Austin, Texas; in August 2005 in Framingham, Massachusetts; in October 2005 in Houston, Texas; and in December 2005 in Las Vegas, Nevada.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not restricted in use or held for sale in the ordinary course of business.

SECURITIES

Marketable securities are stated at market value, with the unrealized gain or loss reflected as a component of operating income.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation calculated using the straight-line method over the assets' estimated useful lives, which range from 5 to 10 years.

INCOME TAXES

The Company, with the approval of its stockholders, has elected Sub-Chapter S treatment for income tax purposes. The effect of this election is that all tax liabilities and benefits related to the Company pass directly through to the stockholders' income tax returns. Accordingly, the Company has no income tax provision or liability. The Company was required to maintain a federal tax deposit to compensate for its election of a fiscal, rather than a calendar, year end. This deposit balance was adjusted annually, and reflected as an asset of the Company. The Company, during the thirteen months ended December 31, 2004, elected to return to a calendar year end. Accordingly, the federal tax deposit is no longer required.

REVENUE RECOGNITION

The Company recognizes commission revenues earned from transactions executed on behalf of its customers at the trade date. Similarly, the Company's liability to its employee brokers for commissions payable related to those trades are recognized concurrent with the recognition of revenue from the trades.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the Company's employee agents for commissions payable related to those policies is recognized concurrent with the recognition of revenue from the policies.

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - RESTRICTED DEPOSITS WITH CLEARING ORGANIZATION

The Company has executed a Correspondent Clearing Agreement with a clearing broker requiring the Company to maintain a security deposit with the broker as partial security for the Company's due performance of its duties, responsibilities, and liabilities under the agreement. This account totaled $50,000 at December 31, 2005 and $25,012 at December 31, 2004.

NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATION

Balances that are due from the clearing organization represent commissions due to the Company for transactions originated through the clearing organization. These balances are not collateralized, but are received by wire transfer in the following month in accordance with regulations.

NOTE 3 - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. At December 31, 2005 and 2004 the Company had net capital of $56,590 and $67,745, respectively, and was required to have $50,000.

NOTE 4 - LEASE COMMITMENTS

The Company leases office space under operating leases expiring in various years through 2011. The leases contain renewal options for periods from zero to five years at their fair rental value at the time of renewal. Future minimum lease payments under these leases are as follows:

2006	$ 474,689
2007	469,768
2008	447,457
2009	407,486
2010	216,695
Thereafter	11,375
Total	$2,027,470

Minimum lease payments exclude rentals under renewal options which, as of December 31, 2005, are not reasonably assured of being exercised.

Total rental expense for the periods ended December 31, 2005 and 2004 was $320,373 and $163,868, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company paid its majority stockholder rent payments for the use of additional office space in the stockholder's home of $27,000 in 2005 and $21,500 in 2004. Mileage reimbursements for mileage driven by the stockholder of $6,000 and $8,338 were made in 2005 and 2004, respectively. Both of these agreements are discretionary.

The Company and its majority stockholder had joint title to a vehicle purchased in December 2003 and both were contingently liable for the debt payments on the vehicle. The vehicle was carried as an asset of the stockholder and the debt was a liability of the stockholder. The vehicle was sold during 2005.

NOTE 6 - OBLIGATIONS UNDER CAPITAL LEASES

The Company leases furniture, computers, copiers, and telephone equipment under capital leases expiring in various years through 2010. The assets and liabilities under capital leases are recorded at the value of the minimum lease payments. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense. Depreciation on assets under capital leases charged to expense in 2005 and 2004 was $10,425 and $1,952, respectively. Interest rates on capitalized leases vary from 8% to 22%. Following is a summary of property held under capital leases:

Furniture	$ 83,959
Telephone equipment	7,288
Computers	24,207
Copiers	2,432
	117,886
Less: Accumulated depreciation	(12,377)
	$ 105,509

Minimum future lease payments under capital leases as of December 31, 2005 for each of the next five years are:

2006	$ 45,288
2007	41,527
2008	12,784
2009	931
2010	699
Total minimum lease payments	101,229
Less: Amount representing interest	(18,413)
Present value of net minimum lease payments	$ 82,816

NOTE 7 - SHORT-TERM LINE-OF-CREDIT

	2005	2004
$51,500 line-of-credit payable to MBNA America Bank, with $50,660 drawn as of December 31, 2005. Interest is accrued at 10.74%. The loan is unsecured and does not have a maturity date.	$ 50,660	$ --
$15,000 line-of-credit payable to US Bank, with $8,973 drawn as of December 31, 2005. Interest is accrued at 20.2%. The loan is unsecured and does not have a maturity date.	8,973	--
$10,000 line-of-credit payable to Bank of America, with $-0- drawn as of December 31, 2005. No interest has been accrued and all amounts are due November 2007. The loan is unsecured.	--	--
Total short-term line-of-credit	$ 59,633	$ --

NOTE 8 - LONG-TERM DEBT

Long-term debt consists of the following:

	2005	2004
Note payable to Capital One, requiring monthly payments of $785, including variable interest (8.25% at December 31, 2005) with final payment due January 2012. Secured through a guarantee from the U.S. Small Business Administration.	$ 45,182	$ --
Note payable to Cananwell, Inc., requiring monthly payments of $5,484, including interest at 8.95%, with final payment due January 2006. Secured by the personal guarantee of the Company's majority shareholder.	5,434	--
Note payable to CIT Bank, requiring monthly payments of $61, including interest at 23.5%, with final payment due May 2009. Secured by computer equipment and the personal guarantee of the Company's majority shareholder.	1,613	--
Note payable to CIT Bank, requiring monthly payments of $223, including interest at 22.5%, with final payment due January 2009. Secured by computer equipment and the personal guarantee of the Company's majority shareholder.	5,627	--
Total	57,856	--
Less current portion	13,043	--
Long-term portion	$ 44,813	$ --

NOTE 8 - LONG-TERM DEBT (CONTINUED)

Future maturities of long-term debt are as follows:

2006	$ 13,043
2007	8,622
2008	9,830
2009	8,079
2010	8,225
Thereafter	10,057
Total	$ 57,856

NOTE 9 - CASH FLOWS DISCLOSURES

Cash paid for interest was as follows:

	2005	2004
Interest	$ 21,590	$ 1,608

The Company had the following noncash investing and financing transactions:

During 2005, the Company entered into ten capital leases for which furniture, telephone equipment, and computer equipment were capitalized at a cost of $88,091.

During 2005, the Company entered into two direct financing loans for which computer equipment was purchased at a cost of $8,216.

During 2005, the Company entered into a direct financing loan for which insurance was purchased at a cost of $62,700.

During 2005, the Company gave 1,250 shares to employees. The shares were valued at $1.00 per share.

NOTE 10 - BENEFIT PLAN

On January 1, 2004, the Company adopted a 401(k) retirement plan for any employee with the Company. Employees may contribute up to 100% of their pay on a pre-tax basis, with a cap of $14,000 in 2005 and $13,000 in 2004. The Company is allowed to make a discretionary contribution to the plan. The Company made no contributions to the plan during either 2005 or 2004.

NOTE 11 - STOCK OPTIONS

One of the Company's stockholders has the option to purchase an additional 800 shares of stock at an amount equal to 80% of the option purchase price. The option purchase price is calculated by multiplying annual revenues of the Company times 1.2 and then dividing by the sum of the 800 shares plus the number of issued and outstanding shares immediately prior to the issuance of the option shares. The option expires on December 15, 2010. At December 31, 2005, the option purchase price is $127 per share and the stockholder may purchase 800 shares at $102 per share.

NOTE 12 - RECLASSIFICATIONS

Certain reclassifications of prior year's amounts have been made to conform to the presentation adopted for 2005. These reclassifications had no effect on previously reported earnings or retained earnings.

SUPPLEMENTAL INFORMATION

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITY AND EXCHANGE COMMISSION
December 31, 2005

Credits	
Stockholders' equity	$ 271,139
Debits	
Non-allowable assets	213,549
Net capital before haircuts on securities positions	57,590
Haircuts on securities positions	1,000
Net capital	56,590
Minimum net capital requirement	50,000
Excess (deficit) net capital	$ 6,590

Differences existing between the above computations for 2005 and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing include:

Net capital - per unaudited Form X-17A-5 Part IIA filing	$ 137,011
Adjustments resulting from audit:	
Increase in payroll accrual	(103,591)
Decrease in accrued liabilities	35,709
Increase in commissions receivable	22,651
Increase in notes payable	(24,495)
Increase in accounts payable due to officer	(2,761)
Increase in lease obligations	(19,625)
Decrease in restricted cash	(1,776)
Allowable asset adjustments	13,432
Miscellaneous	35
Net capital - per above	$ 56,590

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
For the Twelve Months Ended December 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

REPORT ON INTERNAL CONTROL

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First MidAmerica Investment Corporation

In planning and performing our audit of the financial statements of First MidAmerica Investment Corporation for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining and physical possession or control of all fully paid and excess Margin Securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the twelve months ended December 31, 2005, and this report does not affect our report thereon dated February 20, 2006.

> *The Company has not established appropriate controls over month-end cutoff procedures to ensure accurate recording of month-end payroll accruals, month-end commission receivable, and resulting payroll expense and commission income. The Company has not established appropriate controls over capitalization of fixed assets and capital leases. Absent controls over these items, an undetected material misstatement of the Company's financial statements occurred and was corrected in December 2005. In addition, undetected material misstatements may have occurred in quarterly submissions to the NASD during the twelve months ended December 31, 2005, and has the potential to occur in any future month.*

We noted other matters involving the internal control over financial reporting that we have reported to the management of First MidAmerica Investment Corporation in a separate letter dated February 20 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives, except for the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Clifton Gunderson LLP

Clifton Gunderson LLP
St. Joseph, Missouri
February 20, 2006